Exhibit 21.1

LIST OF SUBSIDIARIES

AS OF DECEMBER 31, 2003:

1.	Callida Genomics, Inc., a Delaware corporation

2.	N-Mer, Inc., a Delaware corporation

3.	Hyseq Diagnostics, Inc., a Nevada corporation

4.	Vertical Merger Corp., a Delaware corporation